Exhibit 99.12

PRESS RELEASE

TotalEnergies and ADNOC partner in fuel distribution in Egypt

Cairo, 29 July 2022 – The partnership between TotalEnergies and ADNOC has been further strengthened following the signing by ADNOC Distribution of an agreement to acquire a 50% stake in TotalEnergies Marketing Egypt LLC for a consideration of approximately $200 million. This new transaction follows the signing of the strategic partnership agreement signed by TotalEnergies and ADNOC on the occasion of the state visit in Paris of His Highness Sheikh, Mohamed bin Zayed Al Nahyan, President of the United Arab Emirates.

Established in 1998, TotalEnergies Egypt operates about 7% of service stations in Egypt. The contemplated partnership between TotalEnergies, a leading global multi-energy company, and ADNOC Distribution, the UAE’s largest fuel retail distributor, includes a portfolio comprising 240 fuel retail stations, as well as wholesale fuel activities, an aviation fuel business, and lubricants sales.

The Acquisition is expected to complete in Q1 2023 pending satisfaction of certain conditions, including customary regulatory approvals.

Thierry Pflimlin, President Marketing & Services at TotalEnergies, said, ‘’TotalEnergies is pleased to join forces with ADNOC Distribution in Egypt. The rich experience of an experienced fuel distributor in the GCC region will bring a significant added value to TotalEnergies Marketing Egypt. We look forward to collaborating with ADNOC Distribution in a combined growth strategy.’’

Bader Saeed Al Lamki, CEO of ADNOC Distribution, said, “TotalEnergies Egypt is a well-established business with a solid track record of operational excellence and in-depth knowledge of the Egyptian fuel and retail sector. This move aligns with our vision to establish ADNOC Distribution as a regional leader in the fuel distribution sector. We look forward to providing the best possible service to customers in Egypt, and working with TotalEnergies to accelerate our international expansion in Egypt and beyond”.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About ADNOC Distribution

ADNOC Distribution is the leading fuel distributor and convenience store operator in the UAE.

ADNOC Distribution operates 464 retail fuel stations, 350 convenience stores as of 31 March 2022 and is the leading marketer and distributor of fuels to commercial, industrial and government customers throughout the UAE. ADNOC Distribution is the only fuel retailer operating in all seven emirates in the UAE, and in 2018 expanded its retail fuels operations internationally in the Kingdom of Saudi Arabia where it operates 55 retail fuel stations as of 31 March 2022. To find out more, visit www.adnocdistribution.ae.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).